EXHIBIT 12.1

ICAHN ENTERPRISES, L.P. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN '000s)

	Nine Months Ended September 30,	Years Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings
Income (loss) from continuing operations before income taxes, income or loss from equity investees and minority interest	$620,381	$994,726	$294,428	$183,672	$(23,918)	$2,322
Fixed Charges	104,901	94,838	77,010	31,993	15,835	21,431
Amortization of capitalized interest	—	—	—	—	—	—
Total Earnings	$725,282	$1,089,564	$371,438	$215,665	$(8,083)	$23,753
Fixed Charges:
Interest Expense	$99,221	$85,458	$72,606	$30,786	$15,713	$21,307
Interest capitalized	—	—	—	—	—	—
Estimated interest within rental expense	5.680	9,380	4,404	1,207	122	124
Total Fixed Charges	$104,901	$94,838	$77,010	$31,993	$15,835	$21,431
Ratio of earnings to fixed charges	6.9	11.5	4.8	6.7	— (1)	1.1

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(1)	The fixed charge coverage deficiency was $23.9 million in 2003.